UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 0-30314

BONTAN CORPORATION INC.
(Translation of registrant’s name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

July 13, 2012

Dear shareholder:

As you are likely aware, Bontan has recently settled its litigation with IPC/Howard Cooper; attached is the most recent press release detailing the transaction.

Though we had great ambitions to participate through to the end of the project in Israel, we felt prudent to resolve the conflicts and end the legal and financial burden that was being imposed on your company. As a result of the settlement agreement, we are still in a position to benefit should the contemplated drilling be successful. Time will only tell.

Knowing that we were likely going to end up selling our interest, we have been looking at many different new business proposals, across a variety of sectors. Of course, due diligence takes time, however, we hope to get moving on a new project soon. Should you have any ideas, proposals or questions, please feel free to contact me.

We thank you for your patience and trust that we can reward you for such, soon.

Sincerely,

/s/ Kam Shah

Kam Shah CA, CPA
Chief Executive and Financial Officer

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Dated: July 13, 2012

BONTAN CORPORATION INC.

By:   /s/ Kam Shah

Kam Shah
Chief Exective Office